UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

RING ENERGY, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

76680V108
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 76680V108
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William R. Kruse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,014,300[1]
	6	SHARED VOTING POWER 11,682,648[1]
	7	SOLE DISPOSITIVE POWER 1,014,300[1]
	8	SHARED DISPOSITIVE POWER 11,682,648[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,696,948[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%[2]
12	TYPE OF REPORTING PERSON (see instructions) IN

1	William R. Kruse owns 14,300 shares of stock in his individual accounts over which he has sole voting and dispositive power. William R. Kruse owns warrants (the” Warrants”) to purchase an additional 1,000,000 shares, which are included in the total. William R. Kruse and Deborah L. Kruse own 11,682,648 shares in accounts as joint tenants with right of survivorship.

2	Based on 174,411,333 shares issued and outstanding as reported on the Issuer’s most recent 10-Q filed on November 10, 2022.

2

CUSIP No. 76680V108
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deborah L. Kruse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0[1]
	6	SHARED VOTING POWER 11,682,648[1]
	7	SOLE DISPOSITIVE POWER 0[1]
	8	SHARED DISPOSITIVE POWER 11,682,648[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,682,648[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%[2]
12	TYPE OF REPORTING PERSON (see instructions) IN

1	William R. Kruse owns 14,300 shares of stock in his individual accounts over which he has sole voting and dispositive power. William R. Kruse owns warrants (the” Warrants”) to purchase an additional 1,000,000 shares, which are included in the total. William R. Kruse and Deborah L. Kruse own 11,682,648 shares in accounts as joint tenants with right of survivorship.

2	Based on 174,411,333 shares issued and outstanding as reported on the Issuer’s most recent 10-Q filed on November 10, 2022.

3

Preliminary Statement;

This Amendment to Schedule 13G is filed by the reporting persons as the annual report required.

Item 1(a).	Name of Issuer:

RING ENERGY, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1725 Hughes Landing Blvd, Suite 900, The Woodlands, TX 77380

Item 2(a).	Name of Person Filing:

William R. Kruse

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1340 S. Main Street, Suite 300, Grapevine, TX 76051

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number: 76680V108

4

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership William R. Kruse:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:		12,696,948 shares
	(b)	Percent of Class:		7.2%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	1,014,300 shares
		(ii)	shared power to vote or to direct the vote:	11,682,648 shares
		(iii)	sole power to dispose or to direct the disposition of:	1,014,300 shares
		(iv)	shared power to dispose or to direct the disposition of:	11,682,648 shares

Item 4.	Ownership Deborah L. Kruse:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:		11,682,648 shares
	(b)	Percent of Class:		6.7%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	0 shares
		(ii)	shared power to vote or to direct the vote:	11,682,648 shares
		(iii)	sole power to dispose or to direct the disposition of:	0 shares
		(iv)	shared power to dispose or to direct the disposition of:	11,682,648 shares

5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2023
Date

/s/ William R. Kruse
Signature

William R. Kruse, Individual
Name/Title

/s/ Deborah L. Kruse
Signature

Deborah L. Kruse, Individual
Name/Title

7

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares Common Stock of Ring Energy, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 10, 2023	/s/ William R. Kruse
WILLIAM R. KRUSE

/s/ Deborah L. Kruse
Date: February 10, 2023	DEBORAH L. KRUSE

8